UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 2, 2024

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

8.5% Senior Secured Bonds (Series B Bonds)

9.5% Senior Secured Bonds (Series C Bonds)

Item 3. Material Modification to Rights of Securityholders

Reference is made to the disclosure set forth in Item 8 below of this Current Report on Form 1-U disclosing completion of the offer by ROCF II Series (“ROCF II Series”), a series of Red Oak Capital Fund Series, LLC (the “Company”) to exchange (the “Exchange Offer”) $1,000 in principal amount at maturity of its 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (the “New Bonds”) for each $1,000 in principal amount at maturity of outstanding 8.5% Senior Secured Bonds (Series B Bonds) due 2024 (the “Old Bonds”). The exchange circular for the Exchange, filed as Exhibit 1.1 to the Company’s Current Report on Form 1-U (the April 2024 Form 1-U”) filed with the Securities and Exchange Commission (“SEC”) on April 29, 2024 sets forth the difference in the terms of the Old Notes and the New Notes and is incorporated herein by this reference.

Item 8. Certain Unregistered Sales of Equity Securities

The disclosure in Item 1 of this Current Report on Form 1-U is incorporated herein by reference.

Reference is made to the April 2024 Form 1-U describing the Exchange Offer under Item 1 thereof. The information in the April 2024 Form 1-U is incorporated by reference. As previously disclosed in Current Reports on Form 1-U filed with the SEC on July 1, 2024, July 30, 2024, September 25, 2024 and October 31, 2024, the Company issued press releases on June 27, 2024, July 29, 2024, September 24, 2024 and October 31, 2024, respectively, announcing the extensions of the expiration time from the original expiration date of June 28, 2024 ultimately to 5:00 p.m., New York City Time, on November 30, 2024 (the “Final Expiration Time”).

As of the Final Expiration Time, $36,738,000 aggregate principal amount at maturity of Old Bonds, representing approximately 80% of the amount of Old Bonds outstanding, had been tendered in exchange for an equal principal amount of New Bonds. All Old Bonds that were properly tendered were accepted for exchange. The exchange of New Bonds for Old Bonds took place on December 2, 2024. The Company made the Exchange Offer pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC

By: Red Oak Capital GP, LLC, its manager

Date: December 10, 2024	By:	/s/ Robert R. Kaplan

	Title:	Authorized Signatory

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